Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Thursday, 15 February 2024

WOODSIDE RELEASES RESERVES STATEMENT AND FINANCIAL UPDATES

•	Strategic merger with BHP Petroleum delivered high-quality resources and record production in 2023

•	Top quartile proved reserves life against peer group. 158% of production replaced by proved plus probable reserves added in 2023

•	Reserves additions from deepwater projects sanctioned in the Gulf of Mexico and improved performance in North West Shelf and Pluto, partly offset by reserves reductions in Shenzi

•

Expected impairments associated with the goodwill and purchase price allocated to Shenzi at the time of the merger with BHP Petroleum, and Wheatstone short-term pricing, to be included in 2023 full-year financial statements

Woodside announced today that it added 266 MMboe of proved oil and gas reserves in 2023, replacing 132% percent of production, and 318 MMboe of proved plus probable reserves in 2023, replacing 158% of production.1 Proved reserves life is 12.2 years given 2023 production levels, benchmarking in the top quartile of global peers.2

Woodside CEO Meg O’Neill said the reserves update reflects the quality of the larger portfolio following the merger with BHP’s petroleum assets and establishes a continued platform for delivering strong shareholder returns.

“Woodside has delivered strong operational performance over the past 12 months. We achieved record production in 2023, while progressing a world-class funnel of development opportunities, which have us well positioned for growth and returns.

“Our success in integrating the strategic merger with BHP Petroleum, combined with our ability to advance major projects and improve performance has delivered a high-quality resource base that enjoys top quartile reserves life.

“We continued to see strong performance from our core assets in 2023.”

[1]	Reserve replacement is the extent to which the year’s production has been replaced by reserves added to our reserve base.

This includes changes resulting from extensions and discoveries, transfers, revisions to previous estimates, and acquisitions and divestments.

[2]

Peer set is APA, ConocoPhillips, Coterra Energy, Devon, ENI, EOG, Equinor, Hess, Inpex, Marathon, OXY and Santos. Comparison is relative to 2022 Annual Reports. Canadian oil sands companies are excluded.

Reserves and Resource update

At 31 December 2023, Woodside’s remaining proved (1P) reserves were 2,450.1 MMboe, proved plus probable (2P) reserves remaining were 3,757.1 MMboe. The best estimate (2C) contingent resources remaining were 5,902.0 MMboe.3

The first-time booking of reserves at Trion in Mexico and Mad Dog Southwest in the US Gulf of Mexico increased proved reserves by 204.1 MMboe and proved plus probable reserves by 300.0 MMboe. Revisions of previous estimates and transfers in 2023 resulted in a net increase of 61.8 MMboe for proved reserves, and 17.8 MMboe for proved plus probable reserves. This includes improved performance and technical updates at North West Shelf and Pluto, offset by a 13.4 MMboe proved reserve, and a 30.2 MMboe proved plus probable reserve, reduction at Shenzi.

The reduction in reserves at Shenzi are mainly associated with the performance of infill sidetracks and performance of the Shenzi North development following start up.

Additionally, in 2023, Woodside completed a transaction whereby Calgary-based Paramount Resources took a 50% equity interest in, and operatorship of, 28 leases of the Liard field in Canada. The transaction resulted in Woodside’s 2C contingent resources decreasing by 2,241.2 MMboe.

A copy of Woodside’s Reserves and Resources Statement is attached.

2023 financials update

The 2023 full-year financial statements are expected to recognise non-cash post-tax asset impairments amounting to approximately $1,500 million, including approximately $1,200 million ($1,400 million pre-tax) impairment for the Shenzi asset. This is primarily related to goodwill and a portion of the purchase price assigned to Shenzi on completion of the merger with BHP Petroleum. The goodwill and purchase price allocation resulted from application of acquisition accounting principles and reflect both higher hydrocarbon prices and Woodside’s share price at the merger completion date. Goodwill is not amortised and, once impaired, is not subject to a future impairment reversal. For reference, Shenzi represented approximately 5% of 2023 production and approximately 2% of 2023 year-end proved plus probable reserves.

The 2023 full-year financial statements are also expected to recognise a non-cash post-tax impairment of approximately $300 million for Wheatstone, mainly related to short-term pricing.

Impairments will be excluded for the purposes of calculating the 2023 full-year dividend, consistent with prior practice. All impairment values are subject to the completion of the 2023 external audit.

[3]	Proved reserves include 228.1 MMboe fuel; proved plus probable reserves include 338.9 MMboe fuel; 2C contingent resources include 362.3 MMboe fuel (Woodside share).

2023 full-year line-item guidance			Comments
Other costs
Impairment expense	$ million	~1,900	~$1,500 million post-tax. This includes impairments on Shenzi, Wheatstone and Pyrenees (previously impaired as reported on 30 June 2023)
Net finance cost	$ million	~35
Taxes
PRRT	$ million	850 – 950	Includes de-recognition of Pluto PRRT Deferred Tax Asset (DTA) of $637 million (as previously reported on 30 June 2023)
Income tax expense	$ million	600 –750	Includes effect of $319 million DTA recognised on Trion FID (as previously reported on 30 June 2023) and impact of impairments

Contacts:

INVESTORS	MEDIA

Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, reserves and resources estimates, results of operations and financial condition. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

A detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

All information included in this announcement, including any forward-looking statements, reflect Woodside’s views held as at the date of this announcement and, except as required by applicable law, Woodside does not intend to, undertake to, or assume any obligation to, provide any additional information or update or revise any information or forward-looking statements after the date of this announcement, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

Announcement contains inside information

This announcement contains inside information. Marcela Louzada, Vice President Investor Relations is responsible for release of this announcement.

Notes relating to reserves and resources

Woodside is an Australian company with securities listed on the Australian Securities Exchange, the New York Stock Exchange, and the London Stock Exchange. Woodside reports its proved reserves in accordance with the regulations of the United States Securities and Exchange Commission (SEC), which are also compliant with SPE-PRMS guidelines, and prepares and reports its proved plus probable reserves and 2C contingent resources in accordance with SPE-PRMS guidelines. Woodside reports all petroleum resource estimates using definitions consistent with SPE-PRMS.

Further notes relating to the disclosure of reserves and resources information are included under the heading “Notes to the Reserves and Resources Statement” in the accompanying Reserves and Resources Statement.

Disclosure of reserve information and cautionary note to US investors

The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than ‘reserves’ (as that term is defined by the SEC). In this announcement, and the accompanying Reserves and Resources Statement, Woodside includes estimates of quantities of oil and gas using certain terms, such as ‘proved plus probable (2P) reserves,’ ‘best estimate (2C) contingent resources,’ ‘reserves and contingent resources,’ ‘proved plus probable,’ ‘developed and undeveloped,’ ‘probable developed,’ ‘probable undeveloped,’ ‘contingent resources’ or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Woodside from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside’s properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities.

The Reserves Statement presenting Woodside’s proved oil and gas reserves in accordance with the regulations of the SEC will be filed with the SEC as part of Woodside’s annual report on Form 20-F. U.S. investors are urged to consider closely the disclosures in Woodside’s filings with the SEC, which are available at www.sec.gov.

Other important information

All references to dollars, cents or $ in this announcement are to US currency, unless otherwise stated. References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).

All financial information for the year ended 31 December 2023 included in this announcement has been prepared by management solely based on currently available information. Such information is based on estimates, is subject to completion of our financial closing procedures and audit processes, and is not a comprehensive statement of our financial results for the year ended 31 December 2023.

Reserves and Resources Statement

Woodside produced a total of 201.0 MMboe in 2023, including 186.1 MMboe produced for sale and 15.0 MMboe of production consumed primarily as fuel in operations.1 At 31 December 2023, Woodside’s remaining proved (1P) reserves were 2,450.1 MMboe, proved plus probable (2P) reserves remaining were 3,757.1 MMboe, while the best estimate (2C) contingent resources remaining were 5,902.0 MMboe (Table 1).

The first-time booking of reserves at Trion in Mexico and Mad Dog Southwest in the US Gulf of Mexico increased proved reserves by 204.1 MMboe and proved plus probable reserves by 300.0 MMboe (shown as extensions and discoveries in Table 2), of which:

•	final investment decision and regulatory approval of the field development plan at Trion in August 2023 increased proved reserves by 194.8 MMboe and proved plus probable reserves by 287.2 MMboe; and

•	approval of the Mad Dog Southwest Extension project increased proved reserves by 9.3 MMboe and proved plus probable reserves by 12.7 MMboe.

Revisions of previous estimates and transfers in 2023 resulted in a net increase of 61.8 MMboe for proved reserves and 17.8 MMboe for proved plus probable reserves. Key drivers for these revisions include:

•

asset optimisation, including injector to producer conversions, and field performance at Angostura and Ruby in Trinidad and Tobago contributed to proved and proved plus probable reserves increases of 13.0 MMboe and 19.3 MMboe, respectively

•

improved overall field performance and technical updates in North West Shelf increased proved reserves by 49.7 MMboe. North West Shelf proved plus probable reserves decreased by 8.9 MMboe, due to the transfer of several late life undeveloped projects to 2C contingent resources, partially offset by improved overall field performance

•	performance based revisions at Shenzi resulted in decreases in both proved and proved plus probable reserves of 13.4 MMboe and 30.2 MMboe, respectively

•	improved overall field performance and technical updates at Pluto and Macedon contributed to proved plus probable reserves increases of 28.4 MMboe and 14.7 MMboe, respectively.

Additionally, in 2023, Woodside completed a transaction whereby Calgary-based Paramount Resources took a 50% equity interest in, and operatorship of, 28 leases of the Liard field in Canada. The transaction resulted in Woodside’s 2C contingent resources decreasing by 2,241.2 MMboe. Voluntary relinquishment of Magellan in Trinidad and Tobago, and Wildling in the US Gulf of Mexico resulted in a 77.2 MMboe decrease in 2C contingent resources.

The reclassification of undeveloped reserves to developed reserves is discussed in the Undeveloped Reserves section of this Reserves and Resources Statement.

Unless stated otherwise, the following apply to this Reserves and Resources Statement2: The effective date for reserves and resources estimates is 31 December 2023. Proved reserves are calculated using SEC-compliant economic assumptions and pricing. Production is reported for the period from 1 January 2023 to 31 December 2023. Reserves, resources and production stated are Woodside’s net share and inclusive of fuel consumed in operations. All numbers are internal estimates produced by Woodside. Estimates of reserves and contingent resources should be regarded only as estimates that may change over time as further production history and additional information becomes available.

Table 1: Woodside’s reserves3,4,5,6 and contingent resources7 overview (net Woodside share, as at 31 December 2023)

			Oil &		Fuel included
	Natural gas[8]	NGLs[9]	condensate	Total[10]	in total
	Bcf[11]	MMbbl[12]	MMbbl	MMboe[13]	MMboe
Proved[14] developed[15] and undeveloped[16]	10,496.9	21.0	587.5	2,450.1	228.1
Proved developed	2,582.1	18.7	266.0	737.7	63.5
Proved undeveloped	7,914.7	2.3	321.6	1,712.5	164.6
Proved plus probable[17] developed and undeveloped	16,024.1	37.1	908.7	3,757.1	338.9
Proved plus probable developed	3,759.1	32.9	382.4	1,074.8	88.7
Proved plus probable undeveloped	12,264.9	4.2	526.3	2,682.3	250.1
Contingent resources[18]	27,786.8	80.6	946.5	5,902.0	362.3

Small differences are due to rounding

Methodology

Reserves and contingent resources estimates have not been adjusted for risk. Proved reserves are estimated and reported on a net interest basis, excluding royalties owned by others, in accordance with the United States Securities and Exchange Commission (SEC) regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X. As defined by the SEC, proved reserves are those quantities of crude oil, natural gas, and natural gas liquids that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, operating contracts, and government regulations. Unless evidence indicates that renewal of existing operating contracts is reasonably certain, estimates of economically producible reserves reflect only the period before the contracts expire. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence within a reasonable time.

Proved reserves are estimated by reference to available well and reservoir information, including but not limited to well logs, well test data, core data, production and pressure data, geologic data, seismic data and, in some cases, similar data from analogous, producing reservoirs. A wide range of engineering and geoscience methods, including performance analysis, numerical simulation, well analogues and geologic studies, have been used to develop high confidence in estimated quantities.

Proved plus probable reserves and 2C contingent resources are estimated in accordance with the 2018 Society of Petroleum Engineers/World Petroleum Council/American Association of Petroleum Geologists/Society of Petroleum Evaluation Engineers Petroleum Resources Management System (SPE-PRMS) guidelines. SPE-PRMS guidelines allow (amongst other things) escalations to prices and costs and, as such, volume estimates in accordance with those guidelines would be on a different basis than volumes estimated as prescribed by the SEC. Proved plus probable reserves and 2C contingent resources estimates are inherently more uncertain than proved reserves estimates.

Governance and assurance

Woodside has several processes designed to provide assurance for reserves and contingent resources reporting, including its Reserves and Resources Policy, Petroleum Resources Management Procedure, Reserves and Resources Guideline, annual staff training and minimum experience levels. The Woodside Reserves and Resources Policy requires external audits of all projects or fields with material reserves at least once every four years. In addition, Woodside has a dedicated and independent Corporate Reserves Team (CRT) that provides oversight and assurance of the reserves and resources assessments and reporting processes. Reserves and resources are estimated by staff in teams directly responsible for development and production activities. These individuals are trained in the fundamentals of reserves reporting and are approved by the CRT on an annual basis. Reserves assessments are reviewed annually by the CRT to ensure technical quality, adherence to internally published guidelines and compliance with SEC and SPE-PRMS reporting requirements (as applicable). All reserves and resources are reviewed and approved by Woodside’s Qualified Petroleum Reserves and Resources Evaluator and approved by senior management and the Board prior to public reporting.

Qualified Petroleum Reserves and Resources Evaluator statement

The estimates of petroleum reserves and contingent resources are based on and fairly represent information and supporting documentation prepared by, or under the supervision of Mr. Ben Stephens, Woodside’s Vice President Reserves and Subsurface, who is a full-time employee of the company and a member of the Society of Petroleum Engineers. The Reserves and Resources Statement as a whole has been approved by Mr. Stephens. Mr. Stephen’s qualifications include a Bachelor of Engineering (Petroleum Engineering) from the University of New South Wales, Australia, and 20 years of relevant experience.

Table 2: Proved and proved plus probable developed and undeveloped reserves reconciliation (net Woodside share, as at 31 December 2023)

	Natural gas		NGLs		Oil & condensate		Total
	Bcf		MMbbl		MMbbl		MMboe
	Proved	Proved plus probable	Proved	Proved plus probable	Proved	Proved plus probable	Proved	Proved plus probable
Reserves as at 31 December 2022	10,783.6	16,425.9	26.3	48.0	467.0	710.6	2,385.2	3,640.3
Acquisitions and divestments[19]	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Revision of previous estimates[20]	355.9	348.5	1.6	-3.1	-0.8	-28.6	63.3	29.4
Transfer to/from reserves[21]	-11.6	-62.4	0.1	-1.0	0.5	0.3	-1.5	-11.6
Extensions and discoveries[22]	177.9	121.0	0.4	0.5	172.5	278.2	204.1	300.0
Production[1]	-809.0	-809.0	-7.3	-7.3	-51.8	-51.8	-201.0	-201.0

Reserves as at 31 December 2023[23]	10,496.9	16,024.1	21.0	37.1	587.5	908.7	2,450.1	3,757.1

Fuel included in reserves as at 31 December 2023	1,297.5	1,927.5	0.5	0.7	0.0	0.0	228.1	338.9

Small differences are due to rounding

Table 3: 2C contingent resources reconciliation (net Woodside share, as at 31 December 2023)

	Natural gas	NGLs	Oil & condensate	Total
	Bcf	MMbbl	MMbbl	MMboe
Contingent resources as at 31 December 2022	41,589.1	88.8	1,276.7	8,661.9
Acquisitions and divestments	-12,774.6	0.0	0.0	-2,241.2
Extensions and discoveries	0.0	0.0	0.0	0.0
Transfer to/from reserves	-58.6	0.4	-278.5	-288.4
Revision of previous estimates	-969.0	-8.6	-51.7	-230.3

Contingent resources as at 31 December 2023[18]	27,786.8	80.6	946.5	5,902.0

Small differences are due to rounding

Table 4: Proved developed and undeveloped reserves (net Woodside share, as at 31 December 2023)

		Natural gas			NGLs			Oil & condensate			Total
Country	Assets	Bcf			MMbbl			MMbbl			MMboe
		Developed	Undeveloped	Total	Developed	Undeveloped	Total	Developed	Undeveloped	Total	Developed	Undeveloped	Total
Australia	Greater Pluto[24]	764.2	155.3	919.5	0.0	0.0	0.0	9.6	1.9	11.5	143.6	29.2	172.8
	Bass Strait	279.6	64.6	344.2	8.6	1.0	9.6	6.2	1.2	7.4	63.9	13.5	77.4
	North West Shelf[25]	825.6	0.0	825.6	4.0	0.0	4.0	26.4	0.0	26.4	175.3	0.0	175.3
	Exmouth[26]	491.8	108.9	600.7	0.0	0.0	0.0	25.7	1.5	27.2	112.0	20.6	132.6
	Scarborough[27]	0.0	7,336.0	7,336.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,287.0	1,287.0

USA	Gulf of Mexico[28]	87.8	16.2	104.0	6.1	1.3	7.4	197.2	68.7	265.9	218.7	72.9	291.6

Other	International[29]	133.1	233.7	366.8	0.0	0.0	0.0	0.8	248.3	249.1	24.2	289.3	313.4

Total	Reserves	2,582.1	7,914.7	10,496.9	18.7	2.3	21.0	266.0	321.6	587.5	737.7	1,712.5	2,450.1

Fuel included in reserves as at 31 December 2023		359.5	938.0	1,297.5	0.4	0.1	0.5	0.0	0.0	0.0	63.5	164.6	228.1

Small differences are due to rounding

Table 5: Proved plus probable developed and undeveloped reserves (net Woodside share, as at 31

December 2023)

		Natural gas			NGLs			Oil & condensate			Total
Country	Assets	Bcf			MMbbl			MMbbl			MMboe
		Developed	Undeveloped	Total	Developed	Undeveloped	Total	Developed	Undeveloped	Total	Developed	Undeveloped	Total
Australia	Greater Pluto	1,235.9	243.1	1,479.0	0.2	0.1	0.3	15.7	3.1	18.8	232.7	45.8	278.5
	Bass Strait	464.2	66.0	530.1	17.3	1.8	19.1	10.2	1.5	11.7	108.9	14.9	123.8
	North West Shelf	1,088.0	0.0	1,088.0	5.6	0.0	5.6	35.5	0.0	35.5	232.0	0.0	232.0
	Exmouth	619.1	272.9	892.0	0.0	0.0	0.0	35.1	3.4	38.6	143.7	51.3	195.1
	Scarborough	0.0	11,461.4	11,461.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2,010.8	2,010.8
USA	Gulf of Mexico	131.2	25.4	156.6	9.8	2.2	12.0	284.4	100.9	385.4	317.2	107.6	424.9

Other	International	220.8	196.1	416.9	0.0	0.0	0.0	1.4	417.4	418.9	40.2	451.8	492.0

Total	Reserves	3,759.1	12,264.9	16,024.1	32.9	4.2	37.1	382.4	526.3	908.7	1,074.8	2,682.3	3,757.1

Fuel included in reserves as at 31 December 2023		502.1	1,425.4	1,927.5	0.7	0.1	0.7	0.0	0.0	0.0	88.7	250.1	338.9

Small differences are due to rounding

Table 6: 2C contingent resources summary by region (net Woodside share, as at 31 December 2023)

Country	Assets	Natural gas Bcf	NGLs MMbbl	Oil & condensate MMbbl	Total MMboe
Australia	Greater Pluto	1,061.8	0.0	20.2	206.5
	Bass Strait	581.7	32.1	51.5	185.7
	North West Shelf	539.0	4.3	35.9	134.8
	Exmouth	709.4	0.0	46.5	171.0
	Scarborough	1,632.2	0.0	0.0	286.4
	Browse[30]	4,403.3	8.3	117.5	898.3

Greater Sunrise Special Regime Area	Sunrise[31]	1,778.0	0.0	75.6	387.5

USA	Gulf of Mexico	239.9	35.8	294.7	372.6

Canada	Liard[18]	14,225.7	0.0	0.0	2,495.7

Other	International	2,616.0	0.0	304.6	763.6

Total	Resources	27,786.8	80.6	946.5	5,902.0

Small differences are due to rounding

Undeveloped reserves

At 31 December 2023, Woodside’s remaining proved undeveloped reserves were 1,712.5 MMboe, representing an increase of 97.2 MMboe from the 1,615.2 MMboe as at 31 December 2022 (Table 7).

Extensions and discoveries increased proved undeveloped reserves by 204.1 MMboe following the final investment decision and regulatory approval of the field development plan at Trion, and approval of the Mad Dog Southwest Extension project.

In 2023, 87.7 MMboe of proved undeveloped reserves were converted to proved developed reserves with start-up of development wells in Mad Dog Phase 2 (56.0 MMboe), Shenzi North (10.5 MMboe), Atlantis (8.7 MMboe), and Pyrenees (1.1 MMboe), and completion of offshore Pluto water handling (11.3 MMboe). Technical studies and performance resulted in a 3.4 MMboe decrease to proved undeveloped reserves. The effect of commodity prices relative to 2022 resulted in a 15.8 MMboe reduction to proved undeveloped reserves at Sangomar.

Undeveloped reserves in Julimar Brunello have remained undeveloped for longer than five years from the dates they were initially reported and are expected to be developed in a phased manner to meet long-term contractual commitments. The project is included in the company business plan, demonstrating the intent to proceed with the development.

The changes in proved undeveloped reserves in 2023 are summarised by category in Table 7.

Table 7: Proved undeveloped reserves reconciliation (net Woodside share, as at 31 December 2023)

Total MMboe
Reserves as at 31 December 2022	1,615.2
Extensions and discoveries	204.1
Revision of previous estimates	-106.9
Reclassifications to developed	-87.7
Performance, technical studies, and other	-3.4
Development plan changes	0.0
Price	-15.8

Acquisitions and divestments	0.0

Reserves as at 31 December 2023	1,712.5

Small differences are due to rounding

At 31 December 2023, Woodside’s remaining proved plus probable undeveloped reserves were 2,682.3 MMboe, representing an increase of 157.7 MMboe from the 2,524.5 MMboe as at 31 December 2022.

Extensions and discoveries associated with Trion and Mad Dog Southwest increased proved plus probable undeveloped reserves by 300.0 MMboe.

In 2023, 130.1 MMboe of proved plus probable undeveloped reserves were converted to proved plus probable developed reserves with start-up of development wells in Mad Dog Phase 2 (71.7 MMboe), Shenzi North (28.6 MMboe), Atlantis (15.8 MMboe), and Pyrenees (1.3 MMboe), and completion of offshore Pluto water handling (12.7 MMboe). Additionally, 22.0 MMboe of late life North West Shelf undeveloped projects were transferred to 2C contingent resources.

During 2023, Woodside spent US$5.3 billion on development activities worldwide. Of this amount, US$4.7 billion was spent progressing the conversion of proved undeveloped reserves for projects where development status was achieved in 2023 or is expected to be achieved when development is completed in the future.

Additional information for US investors

The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than ‘reserves’ (as that term is defined by the SEC). In this Reserves and Resources Statement, Woodside includes estimates of quantities of oil and gas using certain terms, such as ‘proved plus probable (2P) reserves,’ ‘best estimate (2C) contingent resources,’ ‘reserves and contingent resources,’ ‘proved plus probable,’ ‘developed and undeveloped,’ ‘probable developed,’ ‘probable undeveloped,’ ‘contingent resources’ or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Woodside from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside’s properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities. U.S. investors are urged to consider closely the disclosures in Woodside’s filings with the SEC, which are available at www.sec.gov.

Notes to the Reserves and Resources Statement

1.

‘Production’ is the volume of natural gas, natural gas liquids (NGLs), condensate and oil produced during the period from 1 January 2023 to 31 December 2023 and converted to ‘MMboe’ for the specific purpose of reserves reconciliation. The production volume figures in this Reserves and Resources Statement differ from the production volume figures reported elsewhere in Woodside’s reports, because the production volume figures reported in this Reserves and Resources Statement include all fuel consumed in operations but exclude 1.1 MMboe in excess of reserves working interest percentage from Pluto non-operating participants processed via the Pluto-KGP Interconnector. Small differences are due to rounding.

2.

Woodside is an Australian company listed on the Australian Securities Exchange, the New York Stock Exchange, and the London Stock Exchange. Woodside reports its proved reserves in accordance with SEC regulations, which are also compliant with SPE-PRMS guidelines, and prepares and reports its proved plus probable reserves and 2C contingent resources in accordance with SPE-PRMS guidelines. Woodside reports all petroleum resource estimates using definitions consistent with SPE-PRMS.

3.

For offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO) or platform, while for the onshore gas projects the reference point is defined as the outlet of the downstream (onshore) gas processing facility.

4.

‘Reserves’ are estimated quantities of petroleum that have been demonstrated to be producible from known accumulations in which the company has a material interest from a given date forward, at commercial rates, under presently anticipated production methods, operating conditions, prices, and costs. Woodside reports reserves inclusive of all fuel consumed in operations. Proved reserves are estimated and reported in accordance with SEC regulations which are also compliant with SPE-PRMS guidelines. SEC-compliant proved reserves estimates use a more restrictive, rules-based approach and are generally lower than estimates prepared solely in accordance with SPE-PRMS guidelines due to, among other things, the requirement to use commodity prices based on the average of first of month prices during the 12-month period in the reporting company’s fiscal year. Proved plus probable reserves are estimated and reported in accordance with SPE-PRMS guidelines and are not compliant with SEC regulations.

5.

Assessment of the economic value in support of an SPE-PRMS (2018) reserves and resources classification, uses Woodside Portfolio Economic Assumptions (Woodside PEAs). The Woodside PEAs are reviewed on an annual basis, or more often if required. The review is based on historical data and forecast estimates for economic variables such as product prices and exchange rates. The Woodside PEAs are approved by the Woodside Board. Specific contractual arrangements for individual projects are also taken into account.

6.

Woodside uses both deterministic and probabilistic methods for the estimation of reserves and contingent resources at the field and project levels. All proved reserves estimates have been estimated using deterministic methods and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X. Unless otherwise stated, all petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category. The aggregated proved reserves may be a conservative estimate due to the portfolio effects of arithmetic summation.

7.

‘Contingent resources’ are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations, but the applied project(s) are not yet considered mature enough for commercial development due to one or more contingencies. Contingent resources are estimated and reported in accordance with SPE-PRMS guidelines and may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Woodside reports contingent resources inclusive of all fuel consumed in operations. Contingent resources are different from, and should not be construed as, reserves. Contingent resources estimates may not always mature to reserves and do not necessarily represent future reserves bookings. Contingent resources volumes are reported at the ‘Best Estimate’ (P50) confidence level. 2C contingent resources are not compliant with SEC regulations. The SEC prohibits disclosure of oil and gas resources, including contingent resources, in SEC filings. However, Australian securities regulatory authorities allow disclosure of oil and gas resources, including contingent resources.

8.	‘Natural gas’ is defined as the gas product associated with liquefied natural gas (LNG) and pipeline gas. Liquid volumes of crude oil, condensate and NGLs are reported separately.

9.	‘Natural gas liquids’ or ‘NGLs’ is defined as the product associated with liquified petroleum gas (LPG) and consists of propane, butane, and ethane - individually or as a mixture.

10.	‘Total’ includes fuel consumed in operations.

11.	‘Bcf’ means Billions (109) of cubic feet of gas at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).

12.	‘MMbbl’ means millions (106) of barrels of NGLs, oil and condensate at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).

13.

‘MMboe’ means millions (106) of barrels of oil equivalent. Natural Gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of NGLs, oil and condensate are converted from MMbbl to MMboe on a 1:1 ratio.

14.

‘Proved reserves’ are those quantities of crude oil, condensate, natural gas and NGLs that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, operating contracts, and government regulations. Proved reserves are estimated and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.

15.

‘Developed reserves’ are those reserves that are producible through currently existing completions and installed facilities for treatment, compression, transportation and delivery, using existing operating methods and standards.

16.	‘Undeveloped reserves’ are those reserves for which wells and facilities have not been installed or executed but are expected to be recovered through future significant investments.

17.

‘Probable reserves’ are those reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. Proved plus probable reserves represent the best estimate of recoverable quantities. Where probabilistic methods are used, there is at least a 50% probability that the actual quantities recovered will equal or exceed the sum of estimated proved plus probable reserves. Proved plus probable reserves are estimated and reported in accordance with SPE-PRMS guidelines and are not compliant with SEC regulations.

18.	‘Liard’ comprises unconventional contingent resources in the Liard Basin. As at 31 December 2023, Liard represents approximately 42% of Woodside’s 2C contingent resources.

19.

‘Acquisitions and divestments’ are revisions that represent changes (either upward or downward) in previous estimates of reserves or contingent resources, which result from either purchase or sale of interests and/or execution of contracts conveying entitlement.

20.

‘Revision of previous estimates’ are changes (either upward or downward) in previous estimates of reserves or contingent resources, resulting from new information normally obtained from development drilling and production history, or resulting from a change in economic factors.

21.

‘Transfer to/from reserves’ are revisions that represent changes (either upward or downward) in previous estimates of reserves or contingent resources, which are a result of re-classification of petroleum resources estimates (i.e. from reserves to contingent resources or vice versa) associated with one or more project(s).

22.

‘Extensions and discoveries’ represent additions to reserves or contingent resources that result from increased areal extensions of previously discovered fields demonstrated to exist subsequent to the original discovery and/or discovery of reserves or contingent resources in new fields or new reservoirs in old fields.

23.

Proved reserves at 31 December 2023 are estimated and reported in accordance with SEC regulations. Proved plus probable reserves and contingent resources at 31 December 2023 are estimated and reported in accordance with SPE-PRMS guidelines.

24.	‘Greater Pluto’ consists of the Pluto, Xena, Pyxis, Larsen, Martell, Martin, Noblige, and Remy fields.

25.	‘North West Shelf’ consists of all oil and gas fields within the North West Shelf Project Area.

26.	‘Exmouth’ consists of the Pyrenees, Macedon, Julimar-Brunello, and Ngujima-Yin fields.

27.

‘Scarborough’ consists of Scarborough, Thebe, and Jupiter fields. Scarborough proved undeveloped reserves as at 31 December 2023 are 7,336.0 Bcf (1,287.0 MMboe). Development activities are underway. In this Reserves and Resources Statement, Scarborough estimates are based on one hundred per cent interest in the Scarborough Joint Venture until completion of the transaction with LNG Japan referenced in the announcement on 8 August 2023 entitled “Woodside to Sell 10% Scarborough Interest to LNG Japan”.

28.	‘Gulf of Mexico’ consists of the Shenzi, Shenzi North, Atlantis, and Mad Dog fields.

29.

‘International’ consists of the Angostura, Ruby, Trinidad and Tobago Deep Water, Trion, and Sangomar fields which are under Production/Revenue Sharing-type agreements. These fields represent approximately 13% of proved reserves, proved plus probable reserves, and 2C contingent resources. Woodside net economic interest volumes are reported.

30.	‘Browse’ consists of the Brecknock, Calliance, and Torosa fields.

31.	‘Sunrise’ consists of the Sunrise and Troubadour fields.